UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Roman Acquisition Corp.
___________________________________________________________________________
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
___________________________________________________________________________
(Title of Class of Securities)

To Be Applied For
____________________________________
(CUSIP Number)

Bruce Brandt, President
Roman Acquisition Corp.
3273 E. Warm Springs, Rd.
Las Vegas, NV 89120
___________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2007
___________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons: Golden Buffalo Capital, LLC I.R.S. Identification Nos. of above persons (entities only): 20-8583866

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 3,000,000 SHARES

8.	Shared Voting Power: N/A

9.	Sole Dispositive Power: 3,000,000 SHARES

10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,000,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person (See Instructions): OO- Limited Liability Company

ITEM 1. SECURITY AND ISSUER.

This statement relates to the Common Stock, par value $0.001 per share (the "Shares"), of Roman Acquisition Corp., a Nevada Corporation (the "Issuer"). The Issuer's current principal executive offices are located at 3273 E. Warm Springs, Rd., Las Vegas, NV 89120.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by Golden Buffalo Capital, LLC, a Nevada limited liability company (the “Reporting Person”). The Reporting Person was organized under the laws of the State of Nevada to conduct any lawful business, including but not limited to investing in the Issuer. The principal business address of the Reporting Person is 248 W. Park Avenue #240, Long Beach, NY 11561. The sole person controlling the Reporting Person is set forth on Schedule A attached hereto.

(d) and (e). During the previous five (5) years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Funds for the purchase of the Shares reported herein were derived from available capital of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the acquisition of the Issuer’s common shares beneficially owned by the Reporting Person. The Reporting Person acquired the securities of the Issuer for investment purposes. Depending on general market and economic conditions affecting the Issuer and other relevant factors, and at the time of the closing of an acquisition/merger, the Reporting Person may purchase additional securities of the Issuer, or dispose of some or all of the securities from time to time in open market transactions, private transactions or otherwise.

The Reporting Person does not have any plans or proposals which, other than with respect to a-g and j below which may be the result of the Issuer closing an acquisition as described in its Form 10-SB12G filed on November 20, 2007 with the Securities and Exchange Commission, relate to or result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Reporting Person is currently the beneficial owner of 3,000,000 shares of Common Stock of the Issuer, representing approximately 100% of the Issuer's common stock (based upon 3,000,000 outstanding shares of common stock as of November 20, 2007 as reported on the Issuer’s 10-SB12G).

(b)	The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)
Neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the individuals named in Schedule A hereto, has effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as provided herein, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the individuals named in Schedule A hereto, has any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2007

Golden Buffalo Capital, LLC

By: /s/ Bruce Brandt
Bruce Brandt
President - BB Capital Management Corp.
Manager of Golden Buffalo Capital, LLC

Schedule A
Controlling Persons of
Golden Buffalo Capital, LLC

Set forth below is the name, business address, present principal occupation or employment, and citizenship for each control person of the Reporting Person. Unless otherwise indicated, the business address of each individual set forth below is Golden Buffalo Capital, LLC, 248 W. Park Avenue #240, Long Beach, NY 11561.

Individual Ultimately Controlling Reporting Person	Occupation	Citizenship
Bruce Brandt	Officer, BB Capital Management Corp.	United States